mwe.com Heidi Steele Attorney at Law hsteele@mwe.com +1 312 984 3624

November 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Pasithea Therapeutics Corp. Schedule 14A Response to SEC comments

Ladies and Gentelment:

On behalf of our client, Pasithea Therapeutics Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) provided in a letter to the Company dated November 7, 2020 dated February 6, 2019, relating to the above referenced Schedule 14A of the Company filed with the Commission on November 1, 2022 (the “Proxy Statement”).

The Company is concurrently submitting via EDGAR this letter and a revised Proxy Statement that reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via email delivery a copy of this letter together with a courtesy copy of the revised Proxy Statement, marked to show changes from Proxy Statement as originally filed.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Proxy Statement Statement.

Comment 1: You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9. Provide us supplementally, or disclose, the factual foundation for your statement that the company "is likely to be run for the sole benefit of the Dissident Group.”

Response: While the Company believes that the Dissident Group plans to operate the Company for its own self-interest, we have removed the reference to this belief in the Proxy Statement as revised.

November 14, 2022

Comment 2: Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the statements in the bullet points at the end of page 11. We note, with respect to the second bullet point, that security holders would continue to have as much of a "say in the future" as they currently do through their annual vote for the election of directors. We note, with respect to the third, fourth and fifth bullet points, that the Dissident Group has not made any statement in its preliminary proxy statement about liquidating the company or acquiring other companies.

Response: With respect to the Staff’s comment regarding the second bullet, we have removed the bullet stating that on the stockholders’ “say in the future”. With respect to the third, fourth and fifth bullet points, in a communication to stockholders filed with the Commission on July 25, 2022, the Dissident Group outlined its proposed strategic review where it identified on page 16 of the communication the following options: (i) “whether to keep, sell or close the Ketamine Clinics,” (ii) “evaluated a spin-off or sale of the drug development pipeline,” (iii) “strategic combinations or acquisitions or cash flow positive businesses with excess cash”, and (iv) “a partial or full return of capital to shareholders.” [emphasis added] The options identified in clauses (iii) and (iv) reference acquisitions and full return of capital to stockholders which is a liquidation. The Dissident Group has not made any updates to this communication that suggest that these plans have been changed by the Dissident Group.

The Company thanks the Staff for its time and consideration.

November 14, 2022

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information to Heidi Steele at (312) 984-3624.

Very truly yours,

Heidi Steele

HS/lr

cc:	Tiago Reis Marques
Chief Executive Officer and Director
Pasithea Therapeutics Corp.